UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



20014184

SEC FILE NUMBER
8-68490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 AND ENDING 06/30/20

| MM/DD/YY | | | MM/DD/YY |

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashmore Investment Management (US) Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

475 Fifth Avenue 15th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Kim 212-377-5603

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

15 Canada Square	London	UK	E14 5GL
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
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OATH OR AFFIRMATION

I, Jonathan Kim _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashmore Investment Management (US) Corporation _____, as of June 30 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DAVID PINHASOV
Notary Public, State of New York
No. 01PI6337002
Qualified in Queens County
Term Expires February 16, 2024

_____
Signature

FinOp
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHMORE INVESTMENT MANAGEMENT
(US) CORPORATION

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2020

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Ashmore Investment Management (US) Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (the Company) as of June 30, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

KPMG LLP

London, United Kingdom
26/08/2020

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Assets		
Cash	$	7,802,390
Receivable from affiliates		10,583,937
Prepaid expenses		67,964
Trade and other receivables		33,142
Property and equipment, net		966,093
Goodwill		4,500,000
Net deferred tax asset		2,963,141
Total assets	$	26,916,667

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued compensation	$	3,951,912
Payable to affiliates		974,862
Income taxes payable		2,381,402
Lease liability		306,703
Accrued expenses		400,132
Total current liabilities	$	8,015,011
Lease liability		640,825
Total non-current liabilities		640,825

Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding		60
Additional paid-in capital		20,297,676
Retained earnings		(2,036,905)
Total stockholder's equity		18,260,831
Total liabilities and stockholder's equity	$	26,916,667

The accompanying notes are an integral part of these financial statements

4

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2020

Revenue	
Distribution fees	25,879,237
40 Act fees	558,238
Total Revenue	$ 26,437,475
Operating expenses	
Employee and related expenses	7,093,408
Share-based payments expense	3,933,556
Occupancy	12,242
Professional and consulting	430,978
General and administrative	668,844
Broker fees	3,032,583
Dues and subscriptions	7,644
Travel and entertainment	671,609
Depreciation and amortization	326,064
Total operating expenses	16,176,928
Profit from Operations	10,260,547
Other income	
Interest income	244,539
Other expenses	
Interest expenses	37,154
Profit before income taxes	10,467,932
Income tax expense	
Current	2,267,301
Deferred	(483,508)
Total income tax expense	1,783,793
Net Profit	$ 8,684,139

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2020

| | Common Stock | | Additional Paid - In | Retained | Total Stockholder's |
	Shares	Par Value	Capital	Earnings	Equity
Balance - July 1, 2019	6,022	$ 60	$ 17,341,329	$ (2,579,591)	$ 14,761,798
Effect of adoption of ASC 842 (Note 9)	-	-	-	(49,453)	(49,453)
Restricted share awards	-	-	3,933,557	-	3,933,557
Distribution for restricted share awards	-	-	(977,210)	-	(977,210)
Payment of Dividends	-	-	-	(8,092,000)	(8,092,000)
Net Profit	-	-	-	8,684,139	8,684,139
Balance - June 30, 2020	6,022	$ 60	$ 20,297,676	$ (2,036,905)	$ 18,260,831

The dividend paid in the year to June 30, 2020 equates to $1,343.74 per share.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2020

Cash flows from operating activities:		
Net Profit	$	8,684,139
Adjustments to reconcile net profit to net cash		
provided by operating activities:		
Depreciation and amortization		326,064
Restricted share awards		3,933,557
Interest expense		37,154
Distribution of restricted stock awards		(977,210)
(Increase) Decrease in assets:		
Receivable from affiliate		(8,096,961)
Deferred tax assets		(483,509)
Prepaid expenses		40,865
Other fees receivable		(204)
Increase (Decrease) in liabilities:		
Accrued compensation		388,054
Due to affiliates		(5,262,036)
Income tax payable		4,756
Accrued expenses		(171,676)
Payment of lease liabilities		(291,626)
Cash flows used in operating activities		(1,868,633)
Cash flows from financing activities:		
Dividend paid to parent		(8,092,000)
Cash flows used in financing activities		(8,092,000)
Net (decrease)/increase in cash		(9,960,633)
Cash - beginning of year		17,763,023
Cash - end of year	$	7,802,390
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	1,745,095

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2020

Note 1:   Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company provides investment marketing, management and advisory services primarily to the US markets. As of 01 December 2017, the Company became a wholly owned subsidiary of Ashmore Investment Advisors (US) Corp (the "Parent"), which is a private company incorporated under the laws of the US. Previously, the Company was a wholly owned subsidiary of Ashmore Investments (UK) Limited, which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) of the Customer Protection Rule, as it does not maintain customers' accounts.

Note 2:   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Board of Directors has considered the resilience of the Company, taking into account its current financial position, and the principal and emerging risks facing the business including the impact of covid-19 on global markets and potential implications for the Company's financial performance.

The financial statements have been prepared on a going concern basis which the Directors consider to be appropriate for the following reasons:

The Directors have prepared cash flow forecasts for a period of 12 months from the date of approval of these financial statements which indicate that, taking account of reasonably possible downsides, the Company will have sufficient funds to meet its liabilities as they fall due for that period.

The Board of Directors considered the impact of covid-19 by applying a stressed scenario with severe but plausible downside assumptions, and the impact on distribution fees, profitability of the Company and known commitments. While there are significant wider market uncertainties that may impact the Company, the stressed scenarios, which assumed a significant reduction in cash inflows from revenue for the entire forecast period, shows that the Company would continue to operate profitably and meet its regulatory capital requirements and its liabilities as they fall due for a period of at least 12 months from the date of approval of the annual financial statements. The financial statements have therefore been prepared on a going concern basis.

Note 2:   Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the employee bonus accrual, restricted share awards and the valuation of deferred tax assets. Actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers cash to include deposits in checking accounts and investments in money market instruments. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2020, the Company had an uninsured cash balance of $7,802,390 with three financial institutions. The Company has not experienced any losses in such accounts.

Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value.

Property and Equipment

Property and equipment are stated at cost at the date of acquisition. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease agreement or the service lives of the improvements, whichever is shorter. For Right-of-Use ("ROU") assets, the Company recognizes lease expense for the lease on a straight-line basis over the lease term.

Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, "Intangibles – Goodwill and Other". Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The carrying value of Goodwill at 30 June 2020 is $4,500,000, which includes an impairment of $1,300,000 undertaken in 2015.

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to

Note 2: Summary of Significant Accounting Policies (continued)

(1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting unit using a combination of the income and the market approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company performed a qualitative analysis and determined that no indicators of impairment existed for the year ended June 30, 2020.

Revenue Recognition

The Company adopted Topic 606 Revenue from Contracts with Customers with a date of the initial application of January 1, 2018. The Company applied Topic 606 retrospectively using the practical expedient in paragraph 606-10-65-1(f)(3), under which the Company does not disclose the amount of consideration allocated to the remaining performance obligations or an explanation of when the Company expects to recognize that amount as revenue for all reporting periods presented before the date of the initial application – i.e. January 1, 2018. There were no significant changes or quantitative impacts from the application.

The Company recognizes revenue in accordance with Topic 606, namely when all of the following criteria have been met:
- The parties to the contract have approved the contract and are committed to perform their respective obligations;
- The Company can identify each party's rights regarding the goods or services to be transferred;
- The Company can identify the payment terms for the goods or services to be transferred;
- The contract has commercial substance; and
- It is probable the Company will collect substantially all the consideration to which it will be entitled in exchange for the goods or services transferred.

The Company's primary source of revenue is from marketing revenue. Marketing revenue is earned from providing marketing and investor support services to an affiliate. The Company also earned commissions and fees on the sale of mutual funds (40 Acts fees) of approximately $558,238. Revenue is recognized as marketing services are rendered and when the commissions and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Restricted Share Awards

Employee restricted share awards under the Ashmore Group plc Executive Omnibus Incentive Plan (the "Plan") are accounted for in accordance with the FASB ASC 718, *"Compensation – Stock Compensation."* This statement defines a fair value based method of accounting for share awards. Under the fair value method, compensation cost is measured at the grant date of the shares based on the value of the award and is recognized over the service period, which is the vesting period. (See Note 7).

Income Taxes

The Company follows the provisions of FASB ASC 740, *"Accounting for Income Taxes".* The provisions of FASB ASC 740, *"Accounting for Income Taxes"*, require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Deferred tax assets are also provided for carryforward losses. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As at the year-ended 30 June 2020, no such valuation allowance was recorded.

The ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the taxing authority. Management has analyzed the Company's tax position taken on its federal income tax returns and concluded the Company did not require a provision for any uncertain tax positions.

Post 01 December 2017, the Company has become part of a tax grouping for both Federal and State Income Tax purposes, managed by the Parent. Hence, though the Company will not be required to file tax returns in its own right, its profits will be consolidated with those of the other entities in the grouping and taxes paid on its behalf by the Parent. For the purposes of these financial statements, per ASC 740, taxes have been calculated on a standalone basis, adopting the separate company approach and assuming no relief for tax assets in the wider group. Hence, the current and deferred income tax provisions have been calculated on a standalone basis and all relevant balance sheet tax-related assets and liabilities are presented as intercompany balances between the Company and the Parent, which will physically settle taxes on its behalf post 01 December 2017.

Note 2:   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Assets

   The Company's financial instruments are cash, receivable from affiliate, accrued compensation, due to affiliates, income taxes payable and accrued expenses. The recorded values of cash, receivable from affiliate, accrued compensation, due to affiliates, income taxes payable and accrued expenses approximate their fair values based on their short-term nature.

Lease

   The Company determines if an arrangement is a lease at inception of the arrangement. The Company primarily enters into operating leases, as the lessee, for office space. Operating leases are included as as Right-of-use ("ROU") Assets within Property and equipment and Lease Liabilities on out Statement of Financial Condition. ROU Assets and Lease Liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date.

Additional disclosures relating to leases are discussed in Note 9. "Leases"

Note 3:   Property and Equipment

   Property and equipment at June 30, 2020, consists of the following:

Computer equipment	$ 87,789
Furniture and fixtures	218,990
Leasehold improvements	5,000
ROU Asset	1,152,822
	1,464,601
Less accumulated depreciation and amortization	(498,508)
Property and equipment, net	$ 966,093

   Depreciation and amortization expense related to property and equipment for the year ended June 30, 2020 was $326,064.

Note 4:   Stockholder's Equity

   The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. As of June 30, 2020 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 5: Related Party Transactions

Effective March 1, 2015, the Company entered into a marketing agreement with Ashmore Group Plc ("AGL") to which the Company agreed to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") and Ashmore Investment Advisors Limited ("AIAL") in respect of the various funds and accounts for whom AIML, AIAL or their affiliates act as the investment manager or the investment advisor. The marketing agreement was amended on July 13, 2017, effective July 1, 2016. Under this agreement, the Company will invoice AGL for marketing services provided in an amount as agreed between the Company and AGL. For the year ended June 30, 2020, the Company has earned the net amount of $25,879,237 under this agreement, which is included in revenue in the accompanying statement of operations. This one agreement accounted for 98% of the total revenue for the year ended June 30, 2020. As of June 30, 2020 the balance due from AGL was $10,580,018.

Effective November 22, 2016 the Company entered into a lease agreement for premises. The office space is shared with one affiliate and the Parent and the rent is paid by the Parent on behalf of the company. The Company's lease with the Parent is on a month-to-month basis and the expense is split based on the agreed transfer pricing policy. For the year ended June 30, 2020, the Company recognized $291,626 of rent payment, the lease was accounted for in accordance to ASC 842.

Effective July 1 2013, the Company entered into a service agreement with Ashmore Group plc ("AGL"), the ultimate parent of the Company. AGL is a public limited company incorporated under the laws of the United Kingdom. Under the service agreement, AGL provides support services to the Company such as information technology, human resources, legal and compliance. For the year ended June 30, 2010, AGL provided services to the Company totalling $142,712 and the Company had a payable balance to AGL of $5,258.

As a result of the tax grouping effective from 01 December, 2017, the Parent will physically settle taxes on behalf of the Company. At the year ended 30 June, 2020 the Company had a payable balance to the Parent of $894,535 in relation to taxation.

As a result of an intercompany employee transfer from Ashmore Avenida, a company in Ashmore Group, to the Company, a related party payable of $31,536 incurred due to salary of the underlying employee being paid by Ashmore Avenida in the overlapped period.

Note 6:   Employee Benefits

In March 2013, the Company established a defined contribution 401(k) plan (the "Plan") for the benefit of all employees who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) plan.   Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service.   The Company may make a discretionary profit sharing contribution to the Plan of 6% of an employee's annual compensation subject to certain annual dollar limitations.   For the year ended June 30, 2020, the Company's profit sharing contributions were $259,046.

Employees of the Company are entitled to paid vacation and sick days.   At June 30, 2020, the Company accrued $31,173 in compensated absences, which are included in accrued compensation on the accompanying statement of financial condition.

Note 7:   Restricted Share Awards

The 2006 Executive Omnibus Incentive Plan provides for the grant of share awards, market value options, premium cost options, discounted options, linked options, phantom and/or nil cost options to employees.   The plan will also allow bonuses to be deferred in the form of share awards with or without matching shares.   These elements can be used singly or in combination. Awards granted under the plan typically vest after five years from the date of grant.

The fair value of each award is calculated based on the average closing price of the Parent's stock for the five business days immediately prior to grant.   Where the grant of restricted and matching share awards is linked to the annual bonus process, the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes fully vested in the underlying shares.   The fair value of the remaining awards is spread over the period from date of grant to the release date.

The following table summarizes the activity of the Company's restricted share awards as of June 30, 2020:

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2020

Note 7:   Restricted Share Awards (continued)

	Number of Shares Subject to Awards	Weighted Average Share Price	Weighted Average Remaining Contractual Term (years)
Outstanding – as of July 1, 2019	3,402,538	$4.31	2.12
Granted	916,555	$5.40	-
Vested	(184,272)	$5.30	-
Forfeited	0	$0	-
Outstanding – as of June 30, 2020	4,134,821	$4.51	1.78

Compensation cost for restricted share awards charged to operations was $3,933,557 and is included in employee and related expenses in the accompanying statement of operations.

As of June 30, 2020, there was $9,034,074 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plan. The cost is expected to be recognized as follows:

Year Ending June 30,	Amount
2021	2,749,071
2022	2,415,045
2023	1,944,341
2023	1,283,745
2025	641,872
Total	$9,034,074

Note 8:   Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The federal and state income tax provision expense is summarized as follows:

Current:		
	Federal	$2,711,123
	State	(443,822)
		2,267,301
Deferred:	Federal	(583,289)
	State	99,781
		(483,508)
	Total income tax provision expense	$ 1,783,793

Tax Rate Reconciliation

Profit before tax	$10,467,932
Federal tax at statutory rate	2,198,266
State tax at statutory rate	147,219
Permanent differences	230,086
Prior period adjustment	(595,494)
Vesting of share based payments	(377,831)
State tax rate impact	192,821
Other	(11,274)
Total Tax	$ 1,783,793

The reconciling item related to state tax rate impact is primarily due to the revaluation of state deferred tax balances at the beginning of the fiscal year. The Company completed a state tax

nexus study during the year, which resulted in a lower blended state tax rate due to the allocation and apportionment of income to jurisdictions with lower tax rates as compared to previous year

The components of the Company's deferred tax assets (liabilities) as of June 30, 2020 are as follows:

Note 8:   Income Taxes (continued)

Deferred tax assets (liabilities):	Assets	Liabilities	Total
Accrued compensation	$ 885,481	$ (-)	$ 885,481
Vacation accrual	16,461	(-)	16,461
Deferred compensation on stock grants	2,946,834	(-)	2,946,834
Goodwill	-	(908,242)	(908,242)
Organization costs	716	(-)	716
Depreciation and amortization	4,519	(-)	4,519
State tax deductions	17,372	(-)	17,372
Total non-current deferred tax assets	$3,871,383	$ (908,242)	$2,963,141

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. The Company had no unrecognized tax benefits and related interest and penalties expenses.

Currently, the Company is not under examination by major tax jurisdictions. The Company is no longer subject to examination by tax authorities for the years prior to June 30, 2017.

Note 9:Leases

Effective July 1, 2019, the Company adopted Accounting Standards Codification (ASC) 842, Leases. Under the effective date transition method selected by the Company, leases existing at, or entered into after July 1, 2020 were required to be recognised and measured.

At June 30, 2020, the Company has one lease in New York which will expire on 7 January 2024. The adoption of ASC 842 therefore resulted in the recording of total operating lease right-of-use assets of £1,152,822, operating lease liabilities of £1,202,276 as at 1 July 2019 and retrospective profit and loss impact of £49,453 adjustment to opening retained earnings. Discount factor used is 3.375% per annum which is the Company borrowing quote from Bank of America.

The undiscounted maturity of the future lease payments under the current lease agreements as of June 2020 are as follow:

	Lease payment ($)
Financial year 2021	311,085
Financial year 2022	321,120
Financial year 2023	321,120
Financial year 2024	160,560
Total	**1,090,291**

Note 9: Leases (continued)

The Company has undrawn credit to the maximum of $250,875 from Barclays bank to support the lease commitments.

Note 10: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2020, the Company had net capital of $3,991,969, which was $3,737,941 in excess of its required net capital of $254,029. The Company's net capital ratio was 0.95 to 1.

Note 11: Litigation

There are no ongoing litigation cases as at June 30, 2020.

Note 12: Subsequent Events

Management has evaluated subsequent events through August 29, 2020, the date the financial statements were available to be issued. There are no material subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2020

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2020

Total stockholder's equity	$	18,260,831
Additions		
Allowable credits – discretionary bonus accrual		3,951,912
Deductions		
Non allowable assets		
Receivables from affiliates		10,583,937
Property and equipment, net		72,589
Trade and other receivables		33,142
Prepaid expenses		67,964
Goodwill		4,500,000
Net deferred tax asset		2,963,143
Total non-allowable assets		18,220,775
Net capital	$	3,991,968
Aggregate indebtedness		
Accrued expenses		400,132
Income taxes payable		2,381,402
Payable to affiliates		974,862
Lease liability		54,024
Total aggregate indebtedness	$	3,810,420

Computation of basic net capital requirement

Computed minimum net capital required (6.6667% of aggregate indebtedness)	$	254,028
Minimum dollar net capital requirement	$	5,000
Excess net capital ($3,991,969 - $254,029)	$	3,737,941
Percentage of aggregate indebtedness to net capital		95.45%

No reconciliation is included as there is no material differences exist.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE & PAB RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2020

None, as the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2020

None, as the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

Ashmore Investment Management (US) Corporation

475 Fifth Avenue 15th Floor

New York, NY 10017

August 5, 2020

To Whom It May Concern,

Ashmore Investment Management (US) Corporation (the "Company") claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). The Company met this exemption provision through the fiscal year ended June 30, 2020 without exception.

Very truly yours,

Jonathan Kim

Financial and Operations Principal

Ashmore Investment Management (US) Corporation



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Ashmore Investment Management (US) Corporation:

We have reviewed management's statements, included in the accompanying Ashmore Investment Management (US) Corporation exemption report (the Exemption Report), in which (1) Ashmore Investment Management (US) Corporation (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) *(2)(i)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2020 *without exception.* The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

London, United Kingdom
26/08/2020